(5)  All securities are held of record by Berkley Capital Investors, L.P., a Delaware limited partnership (“Berkley Investors”). Berkley Capital, LLC, a Delaware limited liability company (“Berkley Capital”) is the general partner of Berkley Investors. The reporting person is an officer of Berkley Capital. The reporting person disclaims beneficial ownership of the securities held by Berkley Investors and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 16 or any other purposes.